

August 16, 2012

Via E-mail
Gregg S. Kantor
President and Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

>   **Re: Northwest Natural Gas Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 1-15973**

Dear Mr. Kantor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Financial Condition , page 69
Contractual Obligations, page 72

1.   Please tell us your consideration of including accrued environmental remediation costs and other long-term liabilities in the table or a discussion of these obligations to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 82

Notes to Consolidated Financial Statements, page 90

4. Segment Information, page 98

2.   Please tell us your consideration of disclosing interest income, interest expense, income tax expense or benefit, equity in net income of investees accounted for by the equity method and expenditures for additions to long-lived assets for each reportable segment. Please refer to ASC 280-10-50-22 and 25.

6. Stock-Based Compensation, page 101

3.   Based on the amount of stock-based compensation recognized in equity it appears that you classify certain stock-based awards as liability awards. Please tell us whether performance units are accounted for as equity or liability awards with reference to the applicable provisions in ASC 718 which support your classification. Please be sure to address whether vesting of the awards based on total shareowner return relative to peer group is considered a condition other than a market, performance or service condition since total shareholder return contemplates stock price changes and dividends paid. Please also tell us whether any other stock-based awards are classified as liability awards and the amount of compensation expense related to liability awards recognized for each year presented. In addition, please tell us your consideration of providing separate disclosures for awards classified as liabilities and those classified as equity.

9. Pension and Other Postretirement Benefits, page 107

4.   Please tell us your consideration of separately disclosing the net actuarial loss, prior service cost and net transition obligation recognized in accumulated other comprehensive income and regulatory assets. Please also tell us your consideration of disclosing separately the net gain or loss and net prior service cost recognized in other comprehensive income and regulatory assets. Please refer to items (i) and (j) of ASC 715-20-50-1.

Fair Value, page 113

5.   Please tell us your basis for classifying investments in emerging market equity and fixed income securities and real return strategy investments, which are measured at net asset value per share, as level 1 fair value measurements. Please refer to ASC 820-10-35-58.

13. Derivative Instruments, page 121

6.   Please tell us your consideration of disclosing information that would enable users to understand the volume of your natural gas hedging activities. Please refer to item (d) of ASC 815-10-50-1A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: MardiLyn Saathoff, Chief Governance Officer and Corporate Secretary
Steve Feltz, Treasurer and Controller